UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)

REDDING BANCORP

(Name of Issuer)

COMMON STOCK, $ NO PAR VALUE

(Title of Class of Securities)

N/A

(CUSIP Number)

January 21, 2003

(Date of Event Which Requires

Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 4 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert C. Anderson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		49,500

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		140,000

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON

WITH
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,500

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.18%

12.	TYPE OF REPORTING PERSON*

IN

Page 2 of 4 Pages

Item 1(a)	Name of Issuer: Redding Bancorp

Item 1(b)	Address of Issuer’s Principal Executive Offices: 1951 Churn Creek Road, Redding, CA 90062

Item 2(a)	Name of Person Filing: Linda J. Miles, Chief Financial Officer

Item 2(b)	Address of Principal Business Office or, if None, Residence: c/o Redding Bancorp 1951 Churn Creek Road Redding, CA 90062

Item 2(c)	Citizenship: United States

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 75727P108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	[ ]	Broker or Dealer registered under section 15 of the Act

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act

(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

(g)	[ ]	Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G)

(h)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Page 3 of 4 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 189,500

(b)	Percent of Class: 7.18%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 49,500

(ii)	shared power to vote or to direct the vote: 140,000

(iii)	sole power to dispose or to direct the disposition of: 49,500

(iv)	shared power to dispose or to direct the disposition of: 140,000

Item 5.	Ownership of Five Percent or Less of a Class.

                              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

Signature

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2003.	/s/ Robert C. Anderson

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